NEWS RELEASE

        ELD No. 09-08

TSX: ELD   NYSE-A: EGO

April 16, 2009

Perama Hill Project Update

VANCOUVER, B.C.  - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide an update on the permitting and general development of the Perama Hill Project (“Perama Hill” the “Project”) in Northern Greece.  Eldorado operates in Greece through its 100% owned subsidiary, Thracean Gold Mining (“TGM”).

Perama Hill is a shallow, low sulfidation oxide deposit well suited for open pit mining.  It currently hosts  an  indicated resource of 1,360,000 ounces of gold with an additional 552,000 ounces in the inferred category.

Permitting

TGM is currently in the process of compiling a Pre-Environmental Impact Assessment (“PEIA”) which we expect to submit to the Greek authorities by mid June 2009.  This document contains the basic project description, such as production rates, location of major infrastructures, and the processing flow sheet, and sets up the input parameters for the full Environmental Impact Assessment (“EIA”).

TGM expects approval of the PEIA prior to the end of 2009, followed by the submission of the full EIA in the first quarter of 2010.  The approval process for the EIA involves a review by the associated Ministries (Ministries of Environment, Development, Culture, Agriculture and Health), who then forward it to the local Prefecture for review and public hearings, which we expect will occur in the first quarter of 2011.  After public comment the EIA document is returned to the Ministries who will issue the Environmental Terms of Reference (“ETR”) under which the Project will operate.  Given this time frame we would expect approval of the EIA to be received in the second quarter, 2011 with construction commencing shortly thereafter.

General Development Activities

TGM and Eldorado are drawing on the experiences that our  personnel gained in permitting mines in other jurisdictions and applying this expertise to the Perama Hill Project.

A new Board of Directors for TGM has been appointed that has relevant mining expertise and the ability to advise TGM management on the strategic direction of the Project.  The public consultation process has been restarted, and in the recent months meetings have been held with various groups  including  governmental agencies, media and local stakeholders.  The results of these meetings have been both constructive and positive.  Two full time community relations specialists have been hired in our Alexandroupoulos office, and they have been focused on presenting and explaining the Project to the local communities.  As a part of our commitment to these communities a new agriculture water well will be drilled starting in mid-May to provide water for crops in the area surrounding the Perama Village.

Technical

TGM along with its consultants is working to complete a NI 43-101 Technical Report  on the Project  (the “Report”).   The Report will detail the results of an updated feasibility study which will include a proven and probable reserve, production rates and estimates for capital and operating costs.  It is anticipated that the Report will be filed and released in the third quarter of 2009.

Paul N. Wright commented  “Perama Hill is a high quality, technically straightforward Project that will bring benefits and opportunities to the communities in this region.  Eldorado and TGM are committed to developing the Project in an environmentally responsible manner, in full consultation with local stakeholders and Greek government authorities.  We look forward to advancing the Project through permitting and development to production”.

The Qualified Person for the Indicated Resources for Perama Hill was Luke Evans, M.Sc., P.Eng., Scott Wilson Roscoe Postle Associates Inc.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil

China, Greece, Turkey and surrounding regions.  We are one of the lowest cost pure gold producers reporting.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and  Form 40-F dated March 31, 2009  and technical reports filed under the Company’s name at www.sedar.com.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities law.  Such forward looking statements or information include, but are not limited to estimates of mineral reserves and mineral resources, estimates of future gold production and development and completion schedules.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and forward-looking information.

Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.

Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Forward-looking statements and forward-looking information are based upon management’s beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements and forward-looking information if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law.  There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information.  Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Amex US (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

 Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com